
02045541

7/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

Pechiney
(Translation of Registrant's Name Into English)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: A press release dated June 25, 2002 announcing Pechiney Group's e-business target of €300 million online orders in 2002.

CRGH

PRESS *Release*



E-business :

Pechiney Targets €300 Million in Online Orders in 2002

Paris, June 25, 2002 - The e-business program of Pechiney's aluminum sector will enable approximately 300 million euros in electronic orders to be taken in 2002.

With a €5 million budget, the aluminum sector's investment in e-business over the past two years has led to the setup of the following:

- 4 portals presenting all the sector's activities, skills and offerings - Pechiney Aerospace, Pechiney Marine, Pechiney Mould and Pechiney Automotive – as well as the aluminum portal.
- 6 e-commerce sites: billets, wire, abrasives & refractories, standard rolled products, trading and distribution.

In addition, electronic platforms are being designed, with the aim of optimizing co-development processes with certain major customers.

The aluminum sector's e-business project is in line with the Pechiney Continuous Improvement System, particularly the Customer Satisfaction axis.

Moreover, the rollout of e-procurement continues. In 2003, online commerce should account for over €60 million in purchases by the aluminum sector.

In 2001, Pechiney's aluminum sector achieved €5 billion in industrial sales and turnover of €3.7 billion in international trade. The sector employs approximately 17,000 people.

Pechiney is an international group that is listed on the Paris (PECH.PA) and New York (NYSE:PY) stock exchanges. Its two core businesses are aluminum and packaging. With bases in 51 countries, Pechiney achieved sales of EUR 11 billion in 2001 with 34,500 employees.

Pechiney Investor Relations contacts:

Charles L. Ranunkel	Tel: 33 1 56 28 25 07
Catherine Paupelin	Tel: 33 1 56 28 25 08
Jérôme Gaudry	Tel: 33 1 56 28 25 23
	Fax 33 1 56 28 33 38

PECHINEY
7, place du Chancelier Adenauer
75116 Paris
E-mail : Pechiney-IR-Team@pechiney.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PECHINEY

Date: July 1, 2002

By: 

Name: Olivier Mallet
Title: Chief Financial Officer